Exhibit 17.1

1800 Avenue of the Stars
Suite 650
July 25, 2018	Los Angeles, CA 90067
(310) 481-5100
Mr. Edward Treska
VP, General Counsel & Secretary
Acacia Research Corporation 520 Newport Center Drive 12th Floor
Newport Beach, CA 92660

Dear Ed:

Recently, assertions have been made by BLR Partners LP and by newly elected directors Clifford Press and Al Tobia criticizing the prior actions and decisions of the incumbent board. I do not believe it serves any useful purpose at this time to address these assertions at length; however, to the extent such actions are directed at me, I categorically deny and dispute them.

Many of the statements made by Clifford and Al in recent board meetings and calls are not constructive and have created, in my view, a needlessly difficult and confrontational environment for the board of Acacia Research Corporation (“Acacia”) to do its work productively on behalf of the shareholders. In addition, it is my understanding that Clifford and Al made clear recently what many of us had suspected, that they do not have a disclosed strategic plan for the Company and that they will actively oppose any transformational transaction like the one currently in front of the board.

In view of the above, I have come to the difficult decision that the current environment in which the board is operating has made it untenable for me to continue serving on the board. Accordingly, effective as of the date of this letter, I hereby resign as a director of Acacia, including any positions on any committees of Acacia.

I am very grateful for the many invaluable contributions that you, Rob and Clayton have given to the Company over your many years of service and I will always be appreciative of your commitment and dedication these years.

I appreciate the opportunity to have served Acacia and wish the best for Acacia and its team.

Sincerely,

/s/ William S. Anderson
William S. Anderson

cc:	Fred A. de Boom

James Sanders

Joseph Davis

Paul Falzone

Alfred V. Tobia, Jr.

Clifford Press Robert Stewart

Clayton Haynes